Bradford & Bingley

RECEIVED

2007 JAN -3 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020079

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

18 December 2006

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dw 1/4

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2005)

15 December 2006

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	December 2006	September 2006
Outstanding current balance of mortgages	£464,133,411	£496,091,552
Number of mortgages	5,081	5,403
Average loan balance	£91,347	£91,818
Average LTV	63.98%	64.45%
Arrears:		
1 month +	0.24%	0.20%
3 months +	0.10%	0.11%
12 months +	0.02%	0.06%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

BLOCK LISTING SIX MONTHLY RETURN

RECEIVED

2007 JAN -3 P 12:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To: The *FSA*

Date: 15 December 2006

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Performance Share Plan		
Period of return:	From:	15 June 2006	To:	15 December 2006
Balance under scheme from previous return:		500,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		500,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.